Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of April, 2016

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Minutes of Annual General and Extraordinary Shareholders’ Meeting held on April 13, 2016

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nr 33.256.439/0001-39	NIRE 35.300.109.724

Minutes of Annual General and Extraordinary Shareholders’ Meeting held on April 13, 2016

Date, Time and Location:

April 13, 2016, at 2:00 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1,343, 9th floor, in the City and State of São Paulo.

Attendance:

Attendance: (i) shareholders representing 67.7% of the social capital; (ii) the Vice-Chairman of the Board of Directors of the Company; (iii) the Chief Executive Officer of the Company; (iv) the Chief Financial and Investor Relations Officer of the Company; (v) members of the Fiscal Council of the Company; and (vi) Mr. Guilherme Jorge Dagli Junior, registered under CRC nr 1 SP 223225 representing Deloitte Touche Tohmatsu, independent audit firm of the Company.

Publications:

Call Notice: Published in the newspapers “Diário Oficial do Estado de São Paulo” (official gazette of the State of São Paulo) and “Valor Econômico” on March 12, 15 and 16, 2016.

Notice to Shareholders: Waived pursuant to publication of documents referred to in Article 133 of the Brazilian Corporate Law, in the newspapers “Diário Oficial do Estado de São Paulo” on February, 19th, 2016, under chapter “Empresarial”, pages 05 to 19, and “Valor Econômico” on February 19, under special chapter, pages 1 to 12.

(Minutes of Annual General and Extraordinary Shareholders’ Meeting held on April 13, 2016)

Chairman and Secretary of the Meeting:

Chairman – Marcelo Fernandez Trindade.

Secretary – Sandra López Gorbe.

Order of the day:

In accordance with the published Call Notice.

Discussed and approved matters:

1. Approval of the minutes of the Meeting to be written out as a summary, pursuant to Article 130, paragraph 1st of the Brazilian Corporate Law, and authorization of the publication of the minutes omitting signatures, pursuant to paragraph 3rd of the same article. Voting instructions received by the Chairman and the Secretary of the Meeting were duly filed at the Company’s headquarters.

At the Annual Shareholder’s Meeting:

2. Approval, without amendments or qualifications, by 96.4% of the shareholders present, with the abstention of those legally restricted, of the report and accounts of the management of the Company, the financial statements and notes to the financial statements, as well as the report from the independent auditors referring to the fiscal year ended on December 31, 2015.

3. Approval, without amendments or qualifications, by 99.996% of the shareholders present, of the destination of net earnings for the fiscal year ended on December 31, 2015, in the amount of R$ 1,503,466,022.45 (one billion, five hundred and three million, four hundred and sixty-six thousand, twenty-two Reais and forty-five cents), as follows:

(Minutes of Annual General and Extraordinary Shareholders’ Meeting held on April 13, 2016)

a)	R$ 75,173,301.12 (seventy-five million, one hundred seventy-three thousand, three hundred and one Reais and twelve cents) will be allocated to the legal reserve;

b)	R$ 556,983,537.33 (five hundred fifty-six million, nine hundred eighty-three thousand, five hundred thirty-seven Reais and thirty-three cents) will be allocated to the statutory reserve for investments; and

c)	R$ 871,309,184.00 (eight hundred seventy-one million, three hundred and nine thousand, one hundred eighty-four Reais) were allocated to the payment of dividends to shareholders, of which R$ 436,842,192.00 (four hundred thirty-six million, eight hundred forty-two thousand, one hundred and ninety-two Reais) were paid as interim dividends as approved by the Board of Directors on August 5, 2015. Additionally, as approved by the Board of Directors of the Company on February 17, 2016, the remaining balance of the dividends approved herein for the fiscal year ended on December 31, 2015, in the amount of R$ 434,466,992.00 (four hundred thirty-four million, four hundred sixty-six thousand, nine hundred ninety-two Reais), were paid to shareholders, as of March 4, 2016. Therefore, the total dividends distributed from earnings of the fiscal year ended on December 31, 2015 are equivalent to a dividend per common share of R$ 0.80 (eighty cents).

4. Approval, without amendments or qualifications, by 99.3% of the shareholders present, of a maximum global annual limit for the Company’s management compensation of R$ 60,000,000.00 (sixty million Reais), pursuant to the terms and composition of the proposal presented by the Management, filed at the Company’s headquarters.

(Minutes of Annual General and Extraordinary Shareholders’ Meeting held on April 13, 2016)

5. Approval of the election, by 99.9% of the shareholders present, of the persons listed below as effective and alternate members of the Fiscal Council, with mandate up to the Annual General Shareholders’ Meeting to be held in 2017 that will examine the documents referred to in Article 133 of the Brazilian Corporate Law, related to the current fiscal year:

As effective members:

•	FLAVIO CÉSAR MAIA LUZ, Brazilian, married, engineer, registered under CPF/MF nr 636.622.138-34, resident and domiciled at Alameda Canadá, nr 162, Alphaville 2, in the City of Barueri, in the State of São Paulo;

•	NILSON MARTINIANO MOREIRA, Brazilian, divorced, bank employee, registered under CPF/MF nr 583.491.386-53, resident and domiciled at SQNW 111, Block B, apt 313, Building Via Ibiza, in the city of Brasília, Distrito Federal; and

•	MARIO PROBST, Brazilian, divorced, accountant and business administrator, registered under CPF/MF nr 029.415.318-74, resident and domiciled at Rua Tibiriçá, nr 171, Brooklin Velho, in the City and State of São Paulo.

As alternate members:

•	MÁRCIO AUGUSTUS RIBEIRO, Brazilian, married, engineer, registered under CPF/MF nr 006.211.088-80, resident and domiciled at Alameda Canadá, nr 43, in the City of Vinhedo, and in the State of São Paulo;

•	PAULO CESAR PASCOTINI, Brazilian, married, bank employee, registered under CPF/MF nr 246.904.300-04, resident and domiciled SQN 305, Block L, apt. 111, Edifício Guararapes, Asa Norte, in the City of Brasília, Distrito Federal; and

(Minutes of Annual General and Extraordinary Shareholders’ Meeting held on April 13, 2016)

•	PEDRO OZIRES PREDEUS, Brazilian, married, accountant, registered under CPF/MF nr 005.474.508-00, resident and domiciled at Rua Marechal Hastimphilo de Moura, nr 338-C, apt 23-B, in the City and State of São Paulo.

5.1. Approval, without amendments or qualifications, by 99.7% of the shareholders present, of the remuneration for the members of the Fiscal Council herein elected, provided that the one designated as president of the Fiscal Council will be entitled to receive a monthly compensation of R$ 17,500.00 (seventeen thousand and five hundred Reais) and other effective members will be entitled to receive a monthly compensation of R$ 16,200.00 (sixteen thousand and two hundred Reais).

At the Extraordinary General Meeting:

6. Approval, without amendments or qualifications, by 99.7% of the shareholders present, the re-ratification of the compensation paid to the Company’s management for fiscal years 2012, 2013 and 2014 to R$ 35,865,500.00 (thirty five million, eight hundred sixty-five thousand, five hundred Reais), R$ 37,638,600.00 (thirty-seven million, six hundred thirty-eight thousand, six hundred Reais) and R$ 50,691,900.00 (fifty million, six hundred ninety-one thousand, nine hundred Reais), respectively, as the proposal by the Administration to the subject, to include the amounts related to the stock and expenditure plan for post-employment benefit in compliance with the CVM understanding expressed in the Official Letter nr 0114/2015/CVM/SEP/GEA-2.

(Minutes of Annual General and Extraordinary Shareholders’ Meeting held on April 13, 2016)

Discussed and approved matters:

The members of the Fiscal Council, hereby elected, will be invested on their offices on this date, upon the signature of the respective deeds of investiture filed at the Company’s headquarters and, previously consulted, have declared that there are no ongoing impediments which would prevent them from exercising their activities in the designated offices, that they do not hold positions in companies which can be considered to be competitors of the Company and that they do not have any conflict of interest with the Company, in accordance with Article 147 of the Brazilian Corporate Law and with the CVM Instruction nr 367/02.

As there were no further matters to be discussed, the Meeting was finished, and these Meeting minutes were presented, read, approved and duly signed by the shareholders present.

LUCIO DE CASTRO ANDRADE FILHO – as Vice-Chairman of the Board of Directors and shareholder of the Company

THILO MANNHARDT – as Chief Executive Officer and shareholder of the Company

ANDRÉ PIRES DE OLIVEIRA DIAS – as Chief Financial and Investor Relations Officer

ULTRA S.A. PARTICIPAÇÕES

ANA PAULA SANTORO CORIA; ANDRÉ COVRE; ANDREA CAMPOS SOARES; ANDRÉ LUIS POLO; ANDRÉ LUIZ PEDRO BREGION; FLÁVIO COELHO DANTAS; FLÁVIO DO COUTO BEZERRA CAVALCANTI; HELANO PEREIRA GOMES; JOÃO BENJAMIN PAROLIN; JOÃO MARCOS CAZULA; JOSÉ AUGUSTO DUTRA NOGUEIRA; JERÔNIMO JOSÉ MERLO DOS SANTOS; JULIO CESAR NOGUEIRA; LEANDRO DEL CORONA; LEOCADIO DE ALMEIDA ANTUNES FILHO; LUCIANA DOMAGALA; MARCELLO DE SIMONE; MIGUEL LACERDA DE ALMEIDA; PEDRO JORGE FILHO; PLÍNIO LAERTE BRAZ; RODRIGO DE ALMEIDA PIZZINATTO; RICARDO ISAAC CATRAN; ROBERTO KUTSCHAT NETO; TABAJARA BERTELLI COSTA

(Minutes of Annual General and Extraordinary Shareholders’ Meeting held on April 13, 2016)

MONTEIRO ARANHA S.A.

THE BANK OF NEW YORK MELLON

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI

WOLFGANG EBERHARD ROHRBACH

PARTH DO BRASIL PARTICIPAÇÕES LTDA.

BETTINA IGEL HOFFENBERG

JENNINGS IGEL HOFFENBERG

PEDRO IGEL DE BARROS SALLES

CHRISTY PARTICIPAÇÕES LTDA.

(Minutes of Annual General and Extraordinary Shareholders’ Meeting held on April 13, 2016)

AUDACE FUNDO DE INVESTIMENTO DE AÇÕES; BTG PACTUAL ABSOLUTO INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO EM AÇÕES; BTG PACTUAL ABSOLUTO LS MASTER FUNDO DE INVESTIMENTO EM AÇÕES; BTG PACTUAL ABS INST PREVIDÊNCIA FUNDO DE INVESTIMENTO EM AÇÕES; BTG PACTUAL ABSOLUTO PREVIDÊNCIA FIA; BTG PACTUAL ANDRÔMEDA FUNDO DE INVESTIMENTO EM AÇÕES; BTG PACTUAL DIVIDENDOS MASTER FIA; BTG PACTUAL EQUITY HEDGE FUNDO DE INVESTIMENTO MULTIMERCADO; BTG PACTUAL GLOBAL MASTER FIM CP – IE; BTG PACTUAL HEDGE FUNDO DE INVESTIMENTO MULTIMERCADO; BTG PACTUAL HEDGE PLUS FUNDO DE INVESTIMENTO MULTIMERCADO; BTG PACTUAL HEDGE PLUS II FIM; BTG PACTUAL ICATU SEG SELECT PREVIDÊNCIA MULTIMERCADO FUNDO DE INVESTIMENTO PREVIDENCIÁRIO; BTG PACTUAL LOCAL FIM; BTG PACTUAL MULTI AÇÕES FUNDO DE INVESTIMENTO DE AÇÕES; BTG PACTUAL MULTIMANAGER BBDC FUNDO DE INVESTIMENTO MULTIMERCADO; BTG PACTUAL MULTISTRATEGIES ADVANCED FUNDO DE INVESTIMENTO MULTIMERCADO; BTG PACTUAL MULTISTRATEGIES ADVANCED PLUS FIM; BTG PACTUAL PENSION FUNDO DE INVESTIMENTO DE AÇÕES PREVIDENCIÁRIO; BTG PACTUAL PENSION MULTIMERCADO FUNDO DE INVESTIMENTO PREVIDENCIÁRIO; BTG PACTUAL PIPE FUNDO DE INVESTIMENTO DE AÇÕES; FIA AMIS; GERDAU PREVIDÊNCIA FIA 5; FUNDO DE INVESTIMENTO EM AÇÕES BELLS; FUNDO DE INVESTIMENTO MULTIMERCADO UNIPREV III

TYLER FINANCE LLC; BEWETT INTERNATIONAL LLC; CONSTELLATION FEEDER II INST FUNDO DE INVESTIMENTO DE AÇÕES; CONSTELLATION MASTER FUNDO DE INVESTIMENTO EM AÇÕES

COX MASTER FUNDO DE INVESTIMENTO DE AÇÕES; CLARI FUNDO DE INVESTIMENTO EM AÇÕES

VICTOIRE DIVIDENDOS FUNDO DE INVESTIMENTO EM AÇÕES; FUNDO DE INVESTIMENTO EM AÇÕES VIRTUS; VBI EXCLUSIVO AÇÕES FUNDO DE INVESTIMENTOS

ABERDEEN BRASIL EQUITY FUNDO DE INVESTIMENTO EM AÇÕES; ABERDEEN EMERGING MARKETS EQUITY FUND; ABERDEEN EMERGING OPPORTUNITIES FUND; ABERDEEN GLOBAL—EMERGING MARKETS EQUITY FUND; ABERDEEN GLOBAL EMERGING MARKETS INFRASTRUCTURE EQUITY FUND; ABERDEEN GLOBAL—LATIN AMERICAN EQUITY FUND; ABERDEEN GLOBAL BRAZIL EQUITY FUND; ABERDEEN STRATEGIC BRASIL FUNDO DE INVESTIMENTO MULTIMERCADO; AMP CAPITAL FUNDS MANAGEMENT LIMITED AS RESPONSIBLE ENTITY (TRUSTEE) FOR EFM INTERNATIONAL SHARE FUND 10

(Minutes of Annual General and Extraordinary Shareholders’ Meeting held on April 13, 2016)

ACADIAN GLOBAL LEVERAGED MARKET NEUTRAL MASTER FUND; BLACKROCK LATIN AMERICA FUND INC; COHEN & STEERS COLLECTIVE INVESTMENT TRUST; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND; FISHER INVESTMENTS COLLECTIVE TRUST; JAPAN TRUSTEE SERVICES BANK, LTD. RE: RB DAIWA BRAZIL MID-SMALL CAP EQUITY MOTHER FUND; JAPAN TRUSTEE SERVICES BANK, LTD. RE: RTB NIKKO BRAZIL EQUITY ACTIVE MOTHER FUND; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA BRAZIL INFRASTRUCTUR EQUITY MOTHER FUND; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA EMERGING EQUITY FUNDAMENTAL INDEX MOTHER FUND; KLEINWORT BENSON INVESTORS INTERNATIONAL LTD MASTER CIT; LACM EMII, L.P.; NORTHWESTERN MUTUAL SERIES FUND, INC.- EMERGING MARKETS EQUITY PORTFOLIO; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; THE GENESIS EMERGING MARKETS INVESTMENT COMPANY (SICAV); THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF EMERGING COUNTRY STOCK ACTIVE MOTHER FUND; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF MUTB300041293-STOCK; THE MASTER TRUST BANK OF JAPAN, LTD AS TRUSTEE OF NIKKO BRAZIL EQUITY MOTHER FUND; THE NOMURA TRUST AND BANKING CO., LTD. RE: INTERNATIONAL EMERGING STOCK INDEX MSCI E NO HED M FUND; THE PRESIDENT AND FELLOWS OF HARVARD COLLEGE; TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING EQUITY PASSIVE MOTHER FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VANGUARD GLOBAL EQUITY FUND, A SERIES OF VANGUARD HORIZON FUNDS; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; CMLA EMERGING MARKETS FUND; JOHN HANCOCK EMERGING MARKETS EQUITY FUND; JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B; LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST; NORGES BANK; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; WILLIAM BLAIR SICAV; NOMURA MULTI MANAGERS FUND III—EMERGING MARKETS EQUITY; NORTHERN TRUST UCITS FGR FUND; PICTET FUNDS S.A RE: PI(CH)-EMERGING MARKETS TRACKER; PICTET—EMERGING MARKETS INDEX; PICTET—EMERGING MARKETS SUSTAINABLE EQUITIES; ABBEY LIFE PENSIONS MANAGED FUND; ABBEY PENSION INTERNATIONAL FUND; ABERDEEN CANADA—EMERGING MARKETS FUND; ABERDEEN EMERGING MARKETS FUND; ABERDEEN LATIN AMERICAN EQUITY FUND, A SERIES OF ABERDEEN FUNDS; ALASKA COMMON TRUST FUND; AMERICAN CENTURY RETIREMENT DATE TRUST; AMERICAN CENTURY SICAV; AMERICAN CENTURY WORLD MUTUAL FUNDS, INC.—EMERGING MARKETS FUND; AMERICAN CENTURY WORLD MUTUAL FUNDS ,INC.—NT EMERGING MARKETS FUND; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.; BP PENSION FUND; BRITISH AIRWAYS PEN TRUSTEES LTD-MAIN A/C; BRITISH AIRWAYS PENSION TRUSTEES LTD. (MPF A/C); CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; CANADA PENSION PLAN INVESTMENT BOARD; CHANG HWA COMMERCIAL BANK, LTD. IN ITS CAPACITY AS MASTER CUSTODIAN OF NOMURA BRAZIL FUND; CITIGROUP 401 (K) PLAN; CITY OF NEW YORK GROUP TRUST; COLLEGE RETIREMENT EQUITIES FUND; DESJARDINS EMERGING MARKETS FUND; DGIA EMERGING MARKETS EQUITY FUND L.P.; DIVERSIFIED MARKETS (2010) POOLED FUND TRUST; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; F&C COMMINGLED FUND II LIMITED—F&C RESPONSIBLE EMERGING MARKETS EQQUITY ESG FUND; F&C COMMINGLED FUND II LIMITED—F&C

(Minutes of Annual General and Extraordinary Shareholders’ Meeting held on April 13, 2016)

RESPONSIBLE EMERGING MARKETS EQUITY SCREENED ESG FUND; F&C PORTFOLIOS FUND—F&C GLOBAL EMERGING MARKETS PORTFOLIO; FIDELITY EMERGING MARKETS FUND; FIDELITY INVESTMENT TRUST: FIDELITY TOTAL INTERNATIONAL EQUITY FUND; FIRST STATE INVEST ICVC—STEWART INVESTORS LATIN AMERICA FUND; GMAM INVESTMENT FUNDS TRUST; GOLDMAN SACHS FUNDS – GOLDMAN SACHS GIVI GLOBAL EQUITY—GROWTH MARKETS TILT PORTFOLIO; GOLDMAN SACHS FUNDS—GOLDMAN SACHS GIVI GROWTH AND EMERGING MARKETS EQUITY PORTFOLIO; GOLDMAN SACHS FUNDS II—GOLDMAN SACHS GMS EMERGING MARKETS EQUITY PORTFOLIO; GOLDMAN SACHS PROFIT SHARING MASTER TRUST; HALLIBURTON CO EMPLOYEE BENEFIT MASTER TRUST; IBM 401 (K) PLUS PLAN; ILLINOIS STATE BOARD OF INVESTMENT; INTECH GLOBAL ALL COUNTRY ENHANCED INDEX FUND LLC; ISHARES III PUBLIC LIMITED COMPANY; ISHARES LATIN AMERICA 40 ETF; ISHARES MSCI ACWI ETF; ISHARES MSCI ACWI EX U.S. ETF; ISHARES MSCI BRAZIL CAPPED ETF; ISHARES MSCI BRIC ETF; ISHARES MSCI EMERGING MARKETS ETF; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; LAZARD ASSET MANAGEMENT LLC; LOCKHEED MARTIN CORPORATION DEFINED CONTRIBUTION PLANS MASTER TRUST; MAINSTAY VP EMERGING MARKETS EQUITY PORTFOLIO; MAJOR LEAGUE BASEBALL PLAYERS PENSION PLAN; MARYLAND STATE RETIREMENT AND PENSION SYSTEM; MERCER QIF FUND PLC; MFS EMERGING MARKETS EQUITY TRUST; MGI FUNDS PLC; MONTANA BOARD OF INVESTMENTS; MORGAN STANLEY EMERGING MARKETS FUND, INC; MORGAN STANLEY INSTITUTIONAL FUND, INC, EMERGING MARKETS PORTFOLIO; MORGAN STANLEY INVSTMENT MANAGEMENT EMERGING MARKETS TRUST; MORGAN STANLEY OFFSHORE EMERGING MARKETS FUND; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; OMERS ADMINISTRATION CORPORATION; OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM; PACE INTERNATIONAL EMERGING MARKETS EQUITY INVESTMENTS; PEAR TREE PANAGORA RISK PARITY EMERGING MARKETS FUND; PIMCO EQUITY SERIES:PIMCO RAE FUNDAMENTAL EMERGING MARKETS FUND; PIMCO RAE FUNDAMENTAL EMERGING MARKETS FUND LLC; ROCHE U.S. RETIREMENT PLANS MASTER TRUST; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX ETF; SPDR S&P EMERGING MARKETS ETF; STATE OF MINNESOTA STATE EMPLOYEES RETIREMENT PLAN; STATE OF NEW JERSEY COMMON PENSION FUND D; STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV—STATE STREET GLOBAL EMERGING MARKETS INDEX EQUITY FUND; STATE STREET TRT LTD AS DEP FOR SCOTTISH WID TRA AND SPECIALIST INV FDS ICVC – LATIN AMERICAN FUND; STATE STREET TRUSTEES LIMITED ATF ABERDEEN CAPITAL TRUST; STICHTING F&C MULTI MANAGER EMERGING EQUITY ACTIVE; TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; THE LATIN AMERICAN DISCOVERY FUND, INC.; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR RUSSELL EMERGING DIVIDEND GROWTH MOTHER FUND; THE MONETARY AUTHORITY OF SINGAPORE; THE UNIVERSAL INSTITUTIONAL FUNDS INC., EMERGING MARKETS EQUITY PORTFOLIO; THE WALT DISNEY COMPANY RETIREMENT PLAN MASTER TRUST; THRIVENT PARTNER EMERGING MARKETS EQUITY FUND; THRIVENT PARTNER EMERGING MARKETS EQUITY PORTFOLIO; TIAA-CREF FUNDS—TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND; UAW RETIREE MEDICAL BENEFITS TRUST; VARIABLE INSURANCE PRODUCTS FUND II: EMERGING MARKETS PORTFOLIO; WASHINGTON STATE INVESTMENT BOARD; WELLS FARGO DIVERSIFIED STOCK PORTFOLIO; WILLIAM BLAIR EMERGING MARKETS GROWTH FUND; WILLIAM BLAIR EMERGING MARKETS LEADERS FUND; WISDOMTREE COMMODITY COUNTRY EQUITY FUND; WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND; GIVI GLOBAL EQUITY FUND; JAPAN

(Minutes of Annual General and Extraordinary Shareholders’ Meeting held on April 13, 2016)

TRUSTEE SERVICES BANK, LTD. SMTB EMERGING EQUITY MOTHER FUND; ACADIAN EMERGING MARKETS EQUITY FUND; ADVISORS INNER CIRCLE FUND-ACADIAN EMERGING MARKETS PORTFOLIO; ALASKA PERMANENT FUND; ALLIANZ VARIABLE INSURANCE PRODUCTS TRUST; ARIZONA PSPRS TRUST; AT&T UNION WELFARE BENEFIT TRUST; BELL ATLANTIC MASTER TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST; CATHOLIC HEALTH INITIATIVES; CENTRAL STATES SOUTHEAST SOUTHWEST AREAS PENSION FUND; CF DV EMERGING MARKETS STOCK INDEX FUND; EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEES BENEFIT PLANS—EMERGING MARKETS EQUITY FUND; EATON VANCE TRUST COMPANY COMMON TRUST FUND—PARAMETRIC STRUCTURED EMERGING MARKETS EQUITY COM TR FD; EMPLOYEES RETIREMENT SYSTEM OF THE STATE OF HAWAII; ENSIGN PEAK ADVISORS,INC; FIREFIGHTERS RETIREMENT SYSTEM; FLORIDA RETIREMENT SYSTEM TRUST FUND; FLORIDA STATE BOARD OF ADMINISTRATION; GOTHIC CORPORATION; GOTHIC ERP, LLC; GOTHIC HSP CORPORATION; HEWLETT-PACKARD COMPANY MASTER TRUST; LELAND STANFORD JUNIOR UNIVERSITY; NATIONAL ELEVATOR INDUSTRY PENSION PLAN; NEW HAMPSHIRE RETIREMENT SYSTEM; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; RUSSELL INSTITUTIONAL FUNDS, LLC—RUSSELL GLOBAL LISTED INFRASTRUCTURE FUND; SEMPRA ENERGY PENSION MASTER TRUST; SQUADRA TEXAS LLC; STATE OF INDIANA PUBLIC EMPLOYEES RETIREMENT FUND; TD EMERALD HEDGED ALL COUNTRY WORLD INDEX EQUITY POOLED FUND TRUST; TEACHERS RETIREMENT SYSTEMS OF LOUSIANA; TEACHERS RETIREMENT ALLOWANCES FUND; THE BANK OF NEW YORK MELLON EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN; THE CALIFORNIA ENDOWMENT; THE CHICAGO PUBLIC SCHOOL TEACHERS PENSION AND RETIREMENT FUND; THE DUKE ENDOWMENT; THE NATURE CONSERVANCY; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; TREASURER OF THE STATE OF NORTH CAROLINA EQUITY INVESTMENT FUND POOLED TRUST; UNITED TECHNOLOGIES CORPORATION MASTER RETIREMENT TRUST; UPS GROUP TRUST; VIRGINIA RETIREMENT SYSTEM; WASHINGTON SAVANNAH RIVER COMPANY DEFINED BENEFIT MASTER TRUST; ADVANCED SERIES TRUST—AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO; ADVANCED SERIES TRUST—AST PRUDENTIAL GROWTH ALLOCATION PORTFOLIO; DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF; DEUTSCHE X-TRACKERS MSCI BRAZIL HEDGED EQUITY ETF; DREYFUS OPPORTUNITY FUNDS—DREYFUS STRATEGIC BETA EMERGING MARKETS EQUITY FUND; EGSHARES EM CORE EX-CHINA ETF; FIRST TRUST BICK INDEX FUND; FIRST TRUST EMERGING MARKETS ALPHADEX UCITS ETF; FIRST TRUST ABERDEEN EMERGING OPPORTUNITY FUND; GOLDMAN SACHS ETF TRUST—GOLDMAN SACHS ACTIVEBETA EMERGING MARKETS EQUITY ETF; INTERNATIONAL EQUITY FUND; LEGG MASON GLOBAL FUNDS PLC; MAGNA UMBRELLA FUND PLC; PANAGORA DIVERSIFIED RISK MULTI-ASSET FUND, LTD.; POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO; POWERSHARES S&P EMERGING MARKETS LOW VOLATILITY PORTFOLIO; RAILWAYS PENSION TRUSTEE COMPANY LIMITED; VOYA EMERGING MARKETS INDEX PORTFOLIO; VOYA INVESTMENT MANAGEMENT CO. LLC; VY JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO; AUSTRALIA POST SUPERANNUATION SCHEME; CITY OF FRESNO RETIREMENT SYSTEMS; CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN; COMMONWEALTH SUPERANNUATION CORPORATION; DEVON COUNTY COUNCIL; FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX US INDEX FUND; FISHER INVESTMENTS INSTITUTIONAL GROUP EMERGING MARKETS EQUITY FUND; FUTURE FUND BOARD OF GUARDIANS; GUIDESTONE FUNDS EMERGING MARKETS EQUITY FUND; IBM DIVERSIFIED GLOBAL EQUITY FUND; KBC INVESTMENT TRUST; KBI DST EMERGING MARKET ESG FUND; KLEINWORT BENSON INVESTORS INSTITUTIONAL FUND PUBLIC LIMITED COMPANY; LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND; LEGAL & GENERAL GLOBAL EQUITY INDEX FUND; LEGAL & GENERAL INTERNATIONAL INDEX TRUST; NAV CANADA PENSION PLAN; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD INDEX (ACWI) EX-US FUND-LANDING; NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LENDING; NORTHERN TRUST INVESTIMENT FUNDS PLC; NTCC COLLECTIVE FUNDS FOR EMPLOYEE BENEFIT TRUSTS; NTCC COLLECTIVE FUNDS FOR GRANTOR TRUSTS; NTGI-QM COMMON DAILY ALL COUNTRY WORLD EX US EQUITY INDEX FUND LENDING; NTGI-QM COMMON DAILY ALL COUNTRY WORLD EX-US INVESTABLE MARKET INDEX FUND – LENDING; NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY INDEX FUND – LENDING; NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY INDEX FUND—NON LENDING; NTGI QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST; PYRAMIS GLOBAL EX U.S. INDEX FUND LP; QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP; THE BARING EMERGING MARKETS UMBRELLA FUND SUBFUND BARING LATIN AMERICA FUND; THE HONEYWELL INTERNATIONAL INC MASTER RETIREMENT TRUST; UTAH STATE RETIREMENT SYSTEMS; VKF INVESTMENTS LTD; VONTOBEL EMERGING MARKETS INSURANCE FUND SERIES INTEREST OF THE SALY MULTI-SERIES FUND, L.P.; VONTOBEL INVESTMENT TRUST; WYOMING RETIREMENT SYSTEM

(Minutes of Annual General and Extraordinary Shareholders’ Meeting held on April 13, 2016)

COMGEST GROWTH PLC; BEST INVESTMENT CORPORATION; JPMORGAN BRAZIL EQUITY MASTER INVESTMENT TRUST; ASSOCIATION DE BIENFAISANCE ET DE RETRAITE DES POLICIERS ET POLICIERES DE LA VILLE DE MONTREAL; BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION; CANADA POST CORPORATION REGISTERED PENSION PLAN

FIDELITY FUNDS SICAV; PINEHURST PARTNERS, L.P.; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO; VANDERBILT UNIVERSITY

BRITISH COAL STAFF SUPERANNUATION SCHEME; BUREAU OF LABOR FUNDS—LABOR INSURANCE FUND; BUREAU OF LABOR FUNDS—LABOR PENSION FUND; CONSTRUCTION & BUILDING UNIONS SUPERANNUATION FUND; EQ ADVISORS TRUST—AXA GLOBAL EQUITY MANAGED VOLATILITY PORTFOLIO; FIDELITY ADVISOR SERIES VIII: FIDELITY ADVISOR EMERGING MARKETS FUND; FIDELITY INVESTMENT FUNDS—FIDELITY INDEX EMERGING MARKETS FUND; FIDELITY INVESTMENT TRUST: FIDELITY EMERGING MARKETS FUND; FIDELITY INVESTMENTS MONEY MANAGEMENT INC.; FORSTA AP-FONDEN; GENESIS EMERGING MARKETS FUND LIMITED; JAPAN TRUSTEE SERVICES BANK, LTD AS TFT SUMITOMO T&B CO., LTD AS T F M S L A E F (F Q II); JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; JPMORGAN EMERGING MARKETS INVESTMENT TRUST PLC; JPMORGAN FUNDS; JPMORGAN FUNDS—EMERGING MARKETS EQUITY FUND; JPMORGAN FUNDS LATIN AMERICA EQUITY FUND; JPMORGAN LATIN AMERICA FUND; KAPITALFORENINGEN PENSAM INVEST, PSI 50 EMERGING MARKET AKTIER; MINEWORKERS PENSION SCHEME; MORGAN STANLEY INVESTMENT FUNDS EMERGING MARKETS EQUITY FUND; MORGAN STANLEY INVESTMENT FUNDS LATIN AMERICAN EQUITY FUND; NEW YORK STATE COMMON RETIREMENT FUND; OHIO POLICE AND FIRE PENSION FUND; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; SCHRODER INTERNATIONAL SELECTION FUND; STATE OF NEW MEXICO STATE INVESTMENT COUNCIL; STATE SUPER FINANCIAL SERVICES INTERNATIONAL EQUITIES SECTOR TRUST; TELSTRA SUPER PTY LTD AS TRUSTEE FOR TELSTRA SUPERANNUATION SCHEME; THE CHANCELLOR MASTERS AND SCHOLARS OF THE UNIVERSITY OF OXFORD AS TRUSTEE OF THE OXFORD ENDOWMENT; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045796; UNIVERSITIES SUPERANNUATION SCHEME LTD; VANGUARD INVESTMENT SERIES, PLC; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; VIRTUS EMERGING MARKETS EQUITY INCOME FUND; VIRTUS EMERGING MARKETS OPPORTUNITIES FUND

(Minutes of Annual General and Extraordinary Shareholders’ Meeting held on April 13, 2016)

VINCI GAS BLUE MARLIN FUNDO DE INVESTIMENTO EM AÇÕES; VINCI GAS DISCOVERY MASTER FUNDO DE INVESTIMENTO EM AÇÕES; VINCI GAS FUNDO DE INVESTIMENTO EM AÇÕES

YALE UNIVERSITY; M SQUARE BRV LONG ONLY LLC; M SQUARE ALISIO FUNDO DE INVESTIMENTO EM AÇÕES; FUNDO DE INVESTIMENTO EM AÇÕES SABESPREV M SQUARE AÇÕES VALOR; M SQUARE AÇÕES CSHG MASTER FUNDO DE INVESTIMENTO EM AÇÕES; NATO FUNDO DE INVESTIMENTO EM AÇÕES—INVESTIMENTO NO EXTERIOR; MBV FUNDO DE INVESTIMENTO EM AÇÕES; M SQUARE AÇÕES CSHG MASTER INSTITUCIONAL FUNDO DE INVESTIMENTO EM AÇÕES

PITUBA FUNDO DE INVESTIMENTO EM AÇÕES; BRASIL PLURAL MULTIMANAGER BBDC FUNDO DE INVESTIMENTO MULTIMERCADO; NUCLEOS III BRASIL PLURAL FUNDO DE INVESTIMENTO EM AÇÕES; HERTZ FUNDO DE INVESTIMENTO MULTIMERCADO PREVIDENCIÁRIO; NUCLEOS I BRASIL PLURAL FUNDO DE INVESTIMENTO MULTIMERCADO; BRASIL PLURAL AERIS FUNDO DE INVESTIMENTO EM AÇÕES; BRASIL PLURAL RETORNO ABSOLUTO FUNDO DE INVESTIMENTO MULTIMERCADO CRÉDITO PRIVADO; BRASIL PLURAL PETROS—FUNDO DE INVESTIMENTO EM AÇÕES; GERDAU PREVIDÊNCIA FUNDO DE INVESTIMENTO EM AÇÕES 02; FUNDO DE INVESTIMENTO MULTIMERCADO TAQUARI; BRASIL PLURAL ENERPREV FUNDO DE INVESTIMENTO EM AÇÕES; BRASIL PLURAL XAVANTES FUNDO DE INVESTIMENTO EM AÇÕES; BRASIL PLURAL INSTITUCIONAL FUNDO DE INVESTIMENTO MULTIMERCADO; PLURAL CAPITAL EQUITY HEDGE FUNDO DE INVESTIMENTO MULTIMERCADO; PLURAL BRAZIL (DE) LLC; BRASIL PLURAL FUNDO DE INVESTIMENTO DE AÇÕES; BRASIL PLURAL LONG & SHORT PLUS FUNDO DE INVESTIMENTO EM AÇÕES; BRASIL PLURAL LONG BIASED FUNDO DE INVESTIMENTO EM AÇÕES; BRASIL PLURAL PREVIDÊNCIA MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; BRASIL PLURAL MACRO FUNDO DE INVESTIMENTO MULTIMERCADO

GERAÇÃO FUTURO DIVIDENDOS FUNDO DE INVESTIMENTO EM AÇÕES; GF FUNDO DE INVESTIMENTO EM AÇÕES PROGRAMADO; GERAÇÃO FUTURO SELEÇÃO FUNDO DE INVESTIMENTO EM AÇÕES; SERPROS FUNDO DE INVESTIMENTO EM AÇÕES I IBOVESPA ATIVO; GERAÇÃO FUTURO FUNDO DE INVESTIMENTO EM AÇÕES EXCELLENCE; SERPROS FUNDO DE INVESTIMENTO EM AÇÕES II IBOVESPA ATIVO

CARDINAL PARTNERS FUNDO DE INVESTIMENTO DE AÇÕES

BB PREVIDENCIÁRIO AÇÕES GOVERNANÇA FUNDO DE INVESTIMENTO; BB TOP MULTI INSTITUCIONAL LP FUNDO DE INVESTIMENTO MULTIMERCADO; BB AÇÕES 22 FUNDO DE INVESTIMENTO; BB AÇÕES IBRX ATIVO FI; BB CAP AÇÕES FUNDO DE INVESTIMENTO; BB CAP IBOVESPA INDEXADO FIA; BB ECO GOLD FUNDO DE INVESTIMENTO EM AÇÕES; BB PREVIDÊNCIA AÇÕES FI; BB TERRA DO SOL FUNDO DE INVESTIMENTO MULTIMERCADO; BB TOP AÇÕES DIVIDENDOS FIA; BB TOP AÇÕES IBOVESPA ATIVO FI; BB TOP AÇÕES IBOVESPA INDEXADO FI; BB TOP AÇÕES IBRX INDEXADO FI; BB TOP MULTI BALANCEADO FI; BRASILPREV TOP A FUNDO DE INVESTIMENTO EM AÇÕES; BB TOP AÇÕES DUAL STRATEGY FUNDO DE INVESTIMENTO; CLUBE DE INVESTIMENTO DOS FUNCIONÁRIOS DA NOSSA CAIXA NOSSO BANCO; BRASILPREV TOP AÇÕES DIVIDENDOS FUNDO DE INVESTIMENTO; BBTOP AÇÕES MULTISETORIAL ATIVO FUNDO DE INVESTIMENTO

FLAVIO CESAR MAIA LUZ – Chairman of the Fiscal Council

MARIO PROBST – Member of the Fiscal Council

GUILHERME JORGE DAGLI JÚNIOR – CRC nr 1 SP 223225 – Auditor from Deloitte Touche Tohmatsu

MARCELO FERNANDEZ TRINDADE – Chairman of the Meeting

SANDRA LÓPEZ GORBE – Secretary of the Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2016

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Minutes of Annual General and Extraordinary Shareholders’ Meeting held on April 13, 2016)